Filed Pursuant to Rule 424(b)(5)
Registration No. 333-158956

CALCULATION OF REGISTRATION FEE (1)

Title of Each Class of	Amount to be	Maximum Offering	Maximum Aggregate	Amount of
Securities to be Registered	Registered(2)	Price per Share	Offering Price(2)	Registration Fee(3)
Common Stock, $0.01 par value	164,450,000	$7	$1,151,150,000	$64,234

(1)	This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the Registration Statement No. 333-158956 on Form S-3.

(2)	Includes shares subject to over-allotment option granted to the underwriters.

(3)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PROSPECTUS SUPPLEMENT
(To prospectus dated May 1, 2009)

143,000,000 Shares

MGM MIRAGE
Common Stock

We are offering 143,000,000 shares of our common stock to be sold in this offering. We will receive all of the net proceeds from the sale of such common stock.

Concurrently with this offering of our common stock, we are (i) offering in a private placement an aggregate of $1.5 billion of our senior secured notes (the “new senior secured notes”) and (ii) entering into amendment no. 6 to our senior credit facility to, among other things, allow for this offering and the offering of the new senior secured notes. The completion of our offering of common stock is contingent upon (i) the completion of the placement of the new senior secured notes and (ii) the effectiveness of amendment no. 6 to our senior credit facility. This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy the new senior secured notes. The new senior secured notes will not be registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There can be no assurance that our concurrent private placement of the new senior secured notes will be completed or, if completed that it will be for the amounts contemplated.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “MGM.” On May 13, 2009, the last reported sale price of our common stock on the New York Stock Exchange was $8.70 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-7 of this prospectus supplement.

	Per Share	Total

Public offering price	$7.0000	$1,001,000,000
Underwriting discount(1)	$0.2975	$38,288,250
Proceeds, before expenses, to us	$6.7025	$962,711,750

(1)	We have directed the underwriters to reserve up to 14.3 million shares of common stock for sale to Tracinda Corporation which, as of May 11, 2009, beneficially owned approximately 149 million shares, or approximately 54%, of the then outstanding shares of our common stock. No underwriting discount will apply with respect to such shares.

The underwriters may purchase up to an additional 21.45 million shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover any overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

None of the Nevada Gaming Commission, the Nevada State Gaming Control Board, the New Jersey Division of Gaming Enforcement, the New Jersey Casino Control Commission, the Michigan Gaming Control Board, the Mississippi Gaming Commission, the Illinois Gaming Board nor any other gaming authority has passed upon the accuracy or adequacy of this prospectus supplement, or the accompanying prospectus, or the investment merits of the securities offered. Any representation to the contrary is unlawful. The Attorney General of the State of New York has not passed upon or endorsed the merits of this offering. Any representation to the contrary is unlawful.

The shares will be ready for delivery on or about May 19, 2009.

Joint Book-Running Managers
Merrill Lynch & Co.
Deutsche Bank Securities
J.P.Morgan
Morgan Stanley
UBS Investment Bank

ABN AMRO Incorporated	BNP PARIBAS	Daiwa Securities America Inc.

Barclays Capital	Citi	Wachovia Securities

The date of this prospectus supplement is May 13, 2009.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying base prospectus that is also a part of this document. This prospectus supplement and the accompanying base prospectus are part of a “shelf” registration statement that we filed with the Securities and Exchange Commission (the “Commission”). The shelf registration statement was declared effective by the Commission upon filing on May 1, 2009. By using a shelf registration statement, we may sell any combination of the securities described in the base prospectus from time to time in one or more offerings. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying base prospectus include important information about us, our common stock and other information you should know before investing in our common stock. You should rely only on the information or representations incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference in this prospectus supplement. You may obtain copies of the shelf registration, or any document which we have filed as an exhibit to the shelf registration or to any other Commission filing, either from the Commission or from the Secretary of MGM MIRAGE as described under “Where You Can Find More Information.” We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus supplement and the accompanying base prospectus is accurate as of any date other than the date printed on their respective covers.

s-i

Prospectus Supplement

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are subject to risks and uncertainties. In portions of this prospectus supplement and the accompanying prospectus, the words “anticipates,” “believes,” “estimates,” “seeks,” “expects,” “plans,” “intends” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, and have based these expectations on our beliefs as well as assumptions we have made, such expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from such expectations are disclosed in this prospectus supplement and the accompanying prospectus including, without limitation, those set forth under “Risk Factors,” beginning on page S-7 and in the documents incorporated by reference herein.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. The forward-looking statements included or incorporated herein are made only as of the date of this prospectus supplement, or as of the date of the documents incorporated by reference. We do not intend, and undertake no obligation, to update these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

s-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the financial data and related notes, as well as the documents incorporated by reference, before making an investment decision. In this prospectus supplement, except where the context otherwise requires, we will collectively refer to MGM MIRAGE and its direct and indirect subsidiaries as “MGM MIRAGE,” “we,” “our” and “us.”

MGM MIRAGE

We are one of the world’s leading development companies with significant gaming and resort operations. We believe the resorts we own, manage, and invest in are among the world’s finest casino resorts. We own and operate Bellagio, MGM Grand (including The Signature at MGM Grand, a condominium-hotel with over 1,500 units), Mandalay Bay, The Mirage, Luxor, New York-New York, Excalibur, Monte Carlo, Circus Circus-Las Vegas and Slots-A-Fun located in Las Vegas, Nevada. We also own and operate Circus Circus-Reno, located in Reno, Nevada; Gold Strike, located in Jean, Nevada; Railroad Pass, located in Henderson, Nevada; MGM Grand Detroit, located in Detroit, Michigan; Gold Strike, located in Tunica County, Mississippi; and Beau Rivage, a beachfront resort located in Biloxi, Mississippi. We also own 50% of MGM Grand Macau, located in Macau S.A.R.; 50% of Silver Legacy, located in Reno, Nevada; 50% of Borgata, a destination casino resort on Renaissance Pointe in Atlantic City, New Jersey; and 50% of Grand Victoria, a riverboat casino in Elgin, Illinois. We also own Shadow Creek, an exclusive golf course located approximately ten miles north of our Las Vegas Strip resorts.

We own 50% of CityCenter, currently under development on a 67-acre site on the Las Vegas Strip between Bellagio and Monte Carlo. Infinity World Development Corp (“Infinity World”), a wholly-owned subsidiary of Dubai World, a Dubai, United Arab Emirates government decree entity, owns the other 50% of CityCenter. CityCenter will feature a 4,000-room casino resort designed by world-famous architect Cesar Pelli; two 400-room non-gaming boutique hotels, one of which will be managed by luxury hotelier Mandarin Oriental; approximately 425,000 square feet of retail shops, dining and entertainment venues; and approximately 2.1 million square feet of residential space in approximately 2,400 luxury condominium and condominium-hotel units in multiple towers. CityCenter is expected to open in late 2009, except the opening of The Harmon Hotel & Spa has been postponed until such time as we and Infinity World, as well as the requisite lenders under City Center’s credit facility, each agree to proceed with its completion, and the development of the approximately 200 Harmon residential units has been cancelled. We are serving as the developer of CityCenter and, upon completion of construction, we will manage CityCenter for a fee.

Our principal executive offices are located at 3600 Las Vegas Boulevard South, Las Vegas, Nevada, 89109. The telephone number for our principal executives offices is (702) 693-7120.

Recent Developments

Concurrent Senior Secured Note Offering

Concurrent with this offering of our common stock, we are offering in a private placement an aggregate of $1.5 billion of our senior secured notes (the “new secured senior notes”). The completion of our offering of common stock is contingent upon the completion of the placement of the new senior secured notes. This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy the new senior secured notes. The new senior secured notes will not be registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. See “Use of Proceeds.”

Covenant Defeasance and Redemption of the 7.25% Senior Debentures of Mirage Resorts, Incorporated.

Concurrently with the closing of this offering and the new senior secured notes offering, we will deliver a notice of redemption for all $100 million in outstanding 7.25% Senior Debentures of Mirage Resorts,

Incorporated, our wholly owned subsidiary (the “MRI notes”). The MRI notes will be redeemed 30 days following the date of such notice of redemption at a redemption price of approximately $1,295 for each $1,000 in principal amount of the MRI notes. In addition, concurrently with the closing of this offering and the new senior secured notes offering, all of the covenants applicable to the MRI notes that may be defeased pursuant to the terms of the indenture governing the MRI notes will be defeased through a deposit of the aggregate redemption price for the MRI notes with the applicable trustee.

Concurrent Tender Offers

We commenced on May 13, 2009 tender offers to purchase all $820.0 million of our outstanding 6.0% senior notes due 2009 and all $226.3 million of outstanding 6.50% senior notes due 2009 of Mandalay Resort Group, our wholly owned subsidiary. Neither this offering nor the new senior notes offering is conditioned upon the consummation of such tender offers. However, because we intend to use the proceeds of the new senior secured notes offering to pay the purchase price for notes purchased in such tender offers, such tender offers are conditioned upon the consummation of the offering of the new senior secured notes. See “Use of Proceeds.”

May 2009 Senior Credit Facility Amendment

On May 12, 2009, we entered into amendment no. 6 to our senior credit facility, the effectiveness of which is conditioned upon (i) the closing of this offering and our new senior secured notes offering discussed above with the gross proceeds of the offerings not to be less than $2.5 billion, (ii) permanent repayment of $750 million of the credit facility borrowings, allocated between the term loan and the revolving loan on a pro rata basis, (iii) to the extent that the gross proceeds of this offering and the new senior secured notes offering is in excess of $2.5 billion, permanent repayment of the credit facility borrowings allocated between the term loan and the revolving loan on a pro rata basis, equal to 50% of such excess, and (iv) treatment of the $400 million in aggregate repayment of the credit facility borrowings made as a condition to amendment no. 2 and amendment no. 5 to our senior credit facility as a permanent prepayment of the credit facility borrowings. The amendment also provides for the following:

•	Amend certain financial and non financial covenants to a) require a quarterly minimum EBITDA test, based on rolling 12-month EBITDA; b) provide for a covenant limiting annual capital expenditures; c) eliminate the total leverage ratio and interest charge coverage ratio tests and permanently waive any prior non-compliance with such ratio tests for the quarter ended March 31, 2009; and d) permanently waive any potential default from the inclusion of a “going concern” explanatory paragraph in the report of our independent registered public accountants for the years ended or ending December 31, 2008 and December 31, 2009;

•	Amend existing restrictions to allow, in connection with this offering and the offering of the new senior secured notes, for the issuance of equity and debt securities of up to $3.0 billion and in connection therewith, amend existing restrictions to allow for the granting of liens to secure indebtedness of up to $1.5 billion;

•	Amend existing restrictions to allow the prepayment, redemption, or purchase of indebtedness, including payment of any premium, pursuant to the tender offers described above;

•	Amend existing restrictions to allow (i) the redemption, prepayment, repurchase, and/or defeasance of the MRI notes, (ii) repayment of any registered debt securities currently outstanding and maturing through February 28, 2011, (iii) utilization of up to $300 million in cash to prepay, repurchase, or redeem indebtedness with a maturity date following February 28, 2011 at a discount to par; and (iv) exchange of indebtedness for up to $500 million in equity interests as long as a change of control does not occur as a result of such exchange;

•	Allow us to incur additional indebtedness up to $500 million; provided, however, that, such indebtedness must be unsecured indebtedness with a maturity after the maturity of the senior credit facility with covenants no more restrictive than those contained in the indentures governing our existing senior unsecured indebtedness. Without duplication of the requirements described above, 50% of the net proceeds of such indebtedness must be used to permanently reduce the term loan and revolving portions of the senior credit facility on a pro rata basis;

•	Provide that 50% of the net proceeds from any future asset sales will be used to permanently reduce the term loan and revolving portions of the senior credit facility on a pro rata basis, subject to any similar requirements in other debt instruments; and

•	Fix the LIBOR margin at 4.00% and the base rate margin at 3.00%, which margins reflect an increase of 1.00% from the highest corresponding margin previously applicable.

April 2009 Senior Credit Facility Amendment and Waiver

As of March 31, 2009, we were not in compliance with our financial covenants under our senior credit facility. On March 16, 2009, we entered into an amendment and waiver to our senior credit facility, which provided for, among other conditions, a waiver of the requirement that we comply with such financial covenants through May 15, 2009. In addition to the March 16, 2009 amendment and waiver, we entered into certain subsequent amendments to the senior credit facility allowing for additional investments in CityCenter. On April 29, 2009, we entered into amendment no. 5 to our senior credit facility, which provided for an extension of the waiver through June 30, 2009. Pursuant to amendment no. 5, we were permitted to make investments in CityCenter resulting from (i) the fulfillment of our remaining equity commitment through the issuance of an irrevocable letter of credit in the amount of $224 million and (ii) the entry into, and performing our obligations under, a revised completion guarantee. Under amendment no. 5, we agreed to pledge the assets of Gold Strike Tunica and certain undeveloped land on the Las Vegas Strip, subject to gaming and other approvals, to secure indebtedness under the senior credit facility in an amount up to $300 million. Furthermore, MGM Grand Detroit, which is a co-borrower under the senior credit facility, agreed to grant the lenders a security interest in its assets to secure its borrowings under the senior credit facility, subject to gaming and other approvals.

CityCenter Financing

In October 2008, we announced that CityCenter secured a $1.8 billion senior bank credit facility, which required additional equity commitments from us and Dubai World. In April 2009, CityCenter and its lenders entered into an amendment to the bank credit facility. Also in April 2009, we and Dubai World entered into an amended and restated joint venture agreement. The key terms of the amendment to the CityCenter credit facility included the following:

•	Reduce the maximum amount of the credit facility to $1.8 billion;

•	Change the maturity date from April 2013 to June 2012 and increase the pricing of the facility;

•	Require the entire amount of remaining equity contributions to be funded through irrevocable letters of credit at the closing, and require the lenders to fund the remaining $800 million of the credit facility at the closing;

•	Amend the funding order such that future funding is pro rata between the equity contributions and the amounts available under the credit facility, with the equity contributions drawn from the letters of credit;

•	Amend the completion guarantees to a) relieve Dubai World of its completion guarantee as amounts are funded from its letter of credit, and b) require an unlimited completion and cost overrun guarantee from us, secured by our interests in the assets of Circus Circus Las Vegas and certain adjacent undeveloped land.

The key terms of the amendment to the joint venture agreement included the following:

•	Provide for funding under the letters of credit to be drawn as follows: Infinity World for the first $135 million, us for the next $224 million and Infinity World for the final $359 million.

•	Amend the provisions for distributions to allow the first $494 million of available distributions to be distributed on a priority basis to Infinity World, with the next $494 million of distributions made to us, and distributions shared equally thereafter.

Sale of Treasure Island Hotel & Casino

On March 20, 2009, we consummated the sale of Treasure Island Hotel & Casino (“TI”) to Ruffin Acquisition, LLC. At closing, we received $600 million in cash proceeds and a $175 million secured note bearing interest at 10% payable not later than 36 months after closing. Ruffin Acquisition exercised its option, provided for by an amendment to the purchase agreement, to prepay the secured note on or before April 30, 2009 and receive a $20 million discount on the purchase price.

Recent SEC Comment Letter

On April 27, 2009, we received a letter from the Commission regarding their review of our Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 17, 2009 (the “2008 Form 10-K”). We submitted our response to the Commission on May 11, 2009. We do not believe that any of the Commission’s comments will result in any changes to the 2008 Form 10-K, but we can provide no assurance that the Commission will agree with us.

The Offering

Issuer	MGM MIRAGE

Common stock offered by us	143,000,000 shares (1), (2)

Common stock authorized	600,000,000 shares

Common stock outstanding prior to completion of the offering	276,557,345 shares (3)

Common stock outstanding after the offering	419,557,345 shares (1), (2), (3)

NYSE symbol	MGM

Concurrent Offering	Concurrently with this offering of our common stock, we are (i) offering in a private placement an aggregate of $1.5 billion of our senior secured notes and (ii) entering into amendment no. 6 to our senior credit facility to, among other things, allow for this offering and the offering of the new senior secured notes. The completion of our offering of common stock is contingent upon (i) the completion of the placement of such new senior secured notes and (ii) the effectiveness of amendment no. 6 to our senior credit facility. This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy the new senior secured notes. The new senior secured notes will not be registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There can be no assurance that our concurrent private placement of the new senior secured notes will be completed or, if completed that it will be for the amounts contemplated.

Use of proceeds	We plan to use the net proceeds from this offering of our common stock (approximately $960.1 million, or approximately $1,103.9 million if the over-allotment option is fully exercised, after giving effect to discounts, commissions and offering expenses), together with the net proceeds from the concurrent offering of the new senior secured notes (approximately $1,420.1 million after giving effect to discounts, commissions and offering expenses) to (i) repay a portion of the outstanding amount under our $7.0 billion senior credit facility, including a permanent prepayment of at least $750 million; (ii) redeem all of the 7.25% senior debentures due 2017 of Mirage Resorts, Incorporated; (iii) purchase all of our 6.0% senior notes due 2009 and all of the 6.50% senior notes due 2009 of Mandalay Resort Group tendered in the pending tender offers; and (iv) for general corporate purposes.

(1)	We have directed the underwriters to reserve up to 14.3 million shares of common stock for sale to Tracinda Corporation who, as of May 11, 2009, beneficially owned approximately 149 million shares, or approximately 54%, of the then outstanding shares of our common stock.

(2)	The underwriters may purchase up to an additional 21.45 million shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover any overallotments.

(3)	Based on the number of shares of common stock outstanding as of May 11, 2009. Excludes 26.8 million shares of our common stock that are subject to outstanding but unexercised options to purchase shares of common stock or to granted but unvested restricted stocks and 16.6 million shares of common stock that are reserved for issuance under our 2005 Omnibus Incentive Plan but not subject to any outstanding equity grants. Excludes 15.5 million shares of common stock that we are under a contractual obligation to sell at the same price as sold by us to Infinity World Investments, LLC, at its option, in order for it to maintain its ownership percentage of our common stock, assuming the underwriters fully exercise their rights under the over-allotment option.

Summary Consolidated Financial Data

Our summary consolidated financial and other data presented below as of and for the three years ended December 31, 2008 have been derived from our audited consolidated financial statements. Our consolidated financial statements as of December 31, 2006, 2007 and 2008 and for the years then ended, were audited by Deloitte & Touche LLP, an independent registered public accounting firm. The summary consolidated financial data as of and for the three months ended March 31, 2009 and March 31, 2008 has been derived from our unaudited consolidated financial statements for those periods, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial position. The results for the three months ended March 31, 2009 are not necessarily indicative of results that may be expected for the entire year.

				Three Months Ended
	For the Years Ended December 31,			March 31,
	2006	2007	2008	2008	2009
	(in thousands, except per share and other data)

Statement of Operations Data:
Net revenues	$7,175,956	$7,691,637	$7,208,767	$1,883,633	$1,498,795
Operating income (loss)	1,758,248	2,863,930	(129,603)	341,288	355,099
Income (loss) from continuing operations	635,996	1,400,545	(855,286)	118,346	105,199
Net income (loss)	648,264	1,584,419	(855,286)	118,346	105,199
Basic earnings per share:
Income (loss) from continuing operations	$2.25	$4.88	$(3.06)	$0.41	$0.38
Net income (loss) per share	2.29	5.52	(3.06)	0.41	0.38
Weighted average number of shares	283,140	286,809	279,815	288,943	276,556
Diluted earnings per share:
Income (loss) from continuing operations	$2.18	$4.70	$(3.06)	$0.40	$0.38
Net income (loss) per share	2.22	5.31	(3.06)	0.40	0.38
Weighted average number of shares	291,747	298,284	279,815	298,400	276,770
Balance Sheet Data (end of period):
Total assets	$22,146,238	$22,727,686	$23,274,716	$22,895,879	$23,841,649
Total debt, including capital leases	12,997,927	11,182,003	13,470,618	12,783,480	14,366,543
Stockholders’ equity	3,849,549	6,060,703	3,974,361	5,095,718	4,090,166
Stockholders’ equity per share	$13.56	$20.63	$14.37	$18.28	$14.79
Number of shares outstanding	283,909	293,769	276,507	278,721	276,557

RISK FACTORS

Before you decide to invest, you should be aware that investment in our common stock carries various risks, including those described that could have a material adverse effect on our business, financial position, results of operations and cash flows. We urge you to carefully consider these risk factors, together with all of the other information included and incorporated by reference in this prospectus supplement, before you decide to invest. In addition, in our Form 10-K incorporated herein by reference we identify other factors that could affect our business.

Risks Relating to our Indebtedness

Our substantial indebtedness and significant financial commitments could adversely affect our operations and financial results and impact our ability to satisfy our obligations.

As of March 31, 2009, we had approximately $14.4 billion of indebtedness. After giving effect to this offering and the offering of the new senior secured notes and the use of proceeds here from and therefrom as described under “Use of Proceeds” (assuming the tender offers described therein are fully subscribed) as if they had occurred on March 31, 2009, we would have had approximately $13.4 billion of indebtedness. Other than the amounts used to repay temporarily the outstanding balance of the senior credit facility from the proceeds of this offering and the new senior secured notes offering, we have no other existing sources of borrowing availability.

As of December 31, 2008, we had approximately $2.8 billion of financial commitments and estimated capital expenditures in 2009, excluding commitments under employment, entertainment and other operational agreements. Our substantial indebtedness and significant financial commitments could have important negative consequences, including:

•	increasing our exposure to general adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and industry;

•	limiting our ability to borrow additional funds; and

•	placing us at a competitive disadvantage compared to other less leveraged competitors.

Current economic conditions adversely impact our ability to service or refinance our indebtedness and to make planned expenditures.

Our ability to make payments on, and to refinance, our indebtedness and to fund planned or committed capital expenditures and investments in joint ventures, such as CityCenter, depends on our ability to generate cash flow in the future and our ability to borrow under our senior credit facility to the extent of available borrowings. If adverse regional and national economic conditions persist, worsen, or fail to improve significantly, we could experience decreased revenues from our operations attributable to decreases in consumer spending levels and could fail to generate sufficient cash to fund our liquidity needs or fail to satisfy the financial and other restrictive covenants which we are subject to under our indebtedness. We cannot provide assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

In addition, our senior credit facility matures in October 2011. Our ability to timely refinance and replace that facility will depend upon the foregoing as well on continued and sustained improvements in financing markets. If we are unable to refinance our debt on a timely basis we might be forced to seek additional financing, dispose of certain assets, minimize capital expenditures or seek to refinance some or all of our debt. There is no assurance that any of these alternatives would be available to us, if at all, on satisfactory terms, on terms that would not be disadvantageous to common stock holders or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements.

Our new senior secured notes will be, and our 13% senior secured notes due 2013 are, subject to a change of control provision, and we may not have the ability to raise the funds necessary to fulfill our obligations under the notes following a change of control.

We may not have the ability to raise the funds necessary to fulfill our obligations under our new senior secured notes and our 13% Senior Secured Notes due 2013 following a “change of control,” as defined in the indentures governing those respective series of notes. Under such indentures, upon the occurrence of a “change of control”, we are required to offer to repurchase all of the notes. However, we may not have sufficient funds at the time of the change of control to make the required repurchase of the notes. Our failure to make or complete a change of control offer would place us in default under the indenture governing such notes and if not otherwise waived or cured, could result in a cross-default under our outstanding debt and could accelerate the maturity of such outstanding debt. In addition, if a change of control, as defined in the senior credit facility, occurs, then our ability to borrow under the senior credit facility may be terminated at the election of the lenders under the senior credit facility. As we have historically relied on access to credit facilities to fund capital expenditures and for other general corporate purposes, any termination of commitments under our senior credit facility could adversely affect our financial situation and our ability to conduct our business.

The definitions of a change of control in the applicable indentures and our senior credit facility are tied in large part to Tracinda’s ownership of our common stock, all of which is pledged as collateral to the lenders under Tracinda’s bank credit facility. We cannot assure you that Tracinda will continue to maintain the requisite level of ownership in the future not to trigger the change of control provisions.

Risks Related to the Offering

The price at which our common stock may trade in the public market after this offering may be lower than the offering price, and our stock price may be volatile.

The price at which the shares of our common stock may trade in the public market after this offering may be lower than the price at which they are sold in this offering. The market price of our common stock may fluctuate based on a number of factors, including: general macroeconomic conditions; tourism trends, particularly in light of the current global economic downturn; our operating performance and the performance of our competitors and other similar companies; the public’s reaction to our press releases, our other public announcements and our filings with the Commission; changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry; changes in the capital markets or actual or perceived general economic conditions; the number of our publicly traded shares; the arrival or departure of key personnel; our leverage and debt service obligations and our perceived ability to meet those obligations; matters affecting, or actions taken by, our principal stockholder, Tracinda Corporation; changes in gaming laws or regulations; the impact that a terrorist attack, a natural disaster or an outbreak of an infectious disease, such as avian flu or swine flu, may have on the travel and leisure industry; acquisitions, strategic alliances or joint ventures involving us or our competitors; and other developments affecting us, our industry or our competitors.

In addition, as has recently been evident in the current turmoil in the global financial markets, the present economic slowdown and the uncertainty over its breadth, depth and duration, the entire public equity market can experience sudden and sharp price swings. The trading price of our common stock has been, and may continue to be, subject to wide fluctuations. Furthermore, the recent stock market volatility may not correlate in a predictable way with the operating performance of traded companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance, and such fluctuations may be as a result of factors that are beyond our control.

Tracinda Corporation owns a significant amount of our common stock and may have interests that differ from those of other holders of our common stock.

Tracinda Corporation beneficially owned approximately 54% of our outstanding common stock as of May 11, 2009. Following the consummation of this offering, assuming Tracinda purchases the entire amount made available to it, Tracinda will beneficially own approximately 39% of our outstanding common stock

(without taking into account the underwriters’ over-allotment option). In addition to the pledge of all of the shares it owned prior to this offering under its bank credit facility, Tracinda will pledge all of the shares of our common stock it purchases in this offering under its bank credit facility, subject to gaming and regulatory approval. In addition, Tracinda may be required in the future under its bank credit facility to liquidate some or all of such pledged shares if the value of the collateral falls below a specified level. See “Underwriting.” Any such liquidation could adversely affect the price at which shares of our common stock trades in the public market. Additionally, such a liquidation may trigger a “change of control” under certain of the instruments governing our outstanding indebtedness, including the new senior secured notes. Upon a change of control, the lenders’ obligation to make advances under our senior credit facility may be terminated at the option of the lenders.

In light of Tracinda’s ownership, it currently has had the ability to elect our entire board of directors and, except as otherwise provided by law, to approve or disapprove other matters that may be submitted to a vote of the stockholders. Even after the completion of this offering, Tracinda will continue to exercise significant influence over the Company as a result of its significant ownership of our outstanding common stock. As a result, actions requiring stockholder approval that may be supported by the other stockholders, including a merger or sale of our assets or the issuance of a significant number of additional shares of our common stock to finance acquisitions or other growth opportunities or to retire indebtedness, could be effectively blocked by Tracinda Corporation.

Future sales of our common stock by us, or by Tracinda, may depress the price of our common stock.

We cannot predict whether future sales of our common stock or the availability of shares for resale in the public market will decrease the market price of our common stock. Any direct or indirect sales of a substantial number of shares of common stock in the public market or otherwise by us or by Tracinda (including any sale of the shares pledged by Tracinda to the lenders under its bank credit facility pursuant to the terms of such bank credit facility) or the perception that such sales might occur may cause the market price of our shares to decline. The exercise by Infinity World Investments, LLC of its contractual right to purchase such number of shares from the Company needed for it to maintain its ownership percentage of our outstanding common stock, and other issuances of our common stock could have an adverse effect on the market price of our common stock and may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales of our common stock by us may be dilutive to existing stockholders.

Risks Related to our Common Stock

You may not receive dividends on the common stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. We have not paid dividends on our common stock since March 1, 2000. In addition, the indenture governing our 13% senior secured notes due 2013 as well as the senior credit agreement for our senior credit facility limit, and the indenture governing our new senior secured notes will limit, our ability to pay dividends on our common stock. Although our board of directors periodically reviews our policy with respect to dividends, we intend to retain our earnings to fund the operation of our business, to service and repay our debt, and to fund our other liquidity needs.

The common stock is equity and is subordinate to our existing and future indebtedness.

Shares of common stock are equity interests in us and do not constitute indebtedness. As such, shares of the common stock will rank junior to all of our indebtedness, any preferred stock we may issue and to other non-equity claims against us and our assets available to satisfy claims against us, including in our liquidation.

Risks Related to our Business

There is substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm issued an opinion on our December 31, 2008 consolidated financial statements that states that the consolidated financial statements were prepared assuming we will continue as a going concern and further states that our belief at the time that we would not be in compliance with the financial covenants under our senior credit facility during 2009 and the uncertainty regarding our ability to fulfill our financial commitments as they become due raise substantial doubt about our ability to continue as a going concern.

While we believe that this offering, the offering of the new senior secured notes and Amendment No. 6 to our senior credit facility, by eliminating certain financial covenants and providing us with liquidity to address near term maturities of indebtedness sufficiently address the factors which gave rise to the substantial doubt about our ability to continue as a going concern, we can provide no assurance that we will be able to continue to comply with the terms of our senior credit facility or that we will be able to obtain further amendments or waivers to the extent necessary.

Apart from this offering and the senior secured notes offering, we may evaluate the possibility of transactions, such as disposing of certain assets and raising additional debt and/or equity capital. However, there can be no assurance that we will be successful in achieving our objective or that the achievement of any such objectives will not have a dilutive effect on the holders of our common stock.

Our casinos in Las Vegas and elsewhere are destination resorts that compete with other destination travel locations throughout the United States and the world.

We do not believe that our competition is limited to a particular geographic area, and gaming operations in other states or countries could attract our customers. To the extent that new casinos enter our markets or hotel room capacity is expanded by others in major destination locations, competition will increase. Major competitors, including new entrants, have either recently expanded their hotel room capacity or are currently expanding their capacity or constructing new resorts in Las Vegas. Also, the growth of gaming in areas outside Las Vegas, including California, has increased the competition faced by our operations in Las Vegas and elsewhere. In particular, as large scale gaming operations in Native American tribal lands has increased, particularly in California, competition has increased.

The ownership and operation of gaming facilities are subject to extensive federal, state and local laws, regulations and ordinances, which are administered by the relevant regulatory agencies in each jurisdiction.

Although laws, regulations and ordinances governing the ownership and operation of gaming facilities vary from jurisdiction to jurisdiction, they generally concern the responsibility, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations. As such, our gaming regulators can require us to disassociate ourselves from suppliers or business partners found unsuitable by the regulators. In addition, unsuitable activity on our part or on the part of our domestic or foreign unconsolidated affiliates in any jurisdiction could have a negative impact on our ability to continue operating in other jurisdictions. For a summary of gaming regulations that affect our business, see “Regulation and Licensing.” The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on our results of operations. In addition, we are subject to various gaming taxes, which are subject to possible increase at any time.

Our business is affected by economic and market conditions in the markets in which we operate and in the locations our customers reside.

Bellagio, MGM Grand Las Vegas, Mandalay Bay and The Mirage are particularly affected by economic conditions in the Far East, and all of our Nevada resorts are affected by economic conditions in the United States, and California in particular. A recession, economic slowdown or other economic issues affecting consumers is likely to cause a reduction in visitation to our resorts, which would adversely affect our operating results. For example, the current recession and the downturn in consumer spending and economic conditions has had a negative impact on our results of operations. In addition, the weak housing and real estate market — both generally and in Nevada particularly — has negatively impacted CityCenter’s ability to sell residential units.

Certain of our casino properties are located in areas that may be subject to extreme weather conditions, including, but not limited to, hurricanes.

Such extreme weather conditions may interrupt our operations, damage our properties, and reduce the number of customers who visit our facilities in such areas. Although we maintain both property and business interruption insurance coverage for certain extreme weather conditions, such coverage is subject to deductibles and limits on maximum benefits, including limitation on the coverage period for business interruption, and we cannot assure you that we will be able to fully insure such losses or fully collect, if at all, on claims resulting from such extreme weather conditions. Furthermore, such extreme weather conditions may interrupt or impede access to our affected properties and may cause visits to our affected properties to decrease for an indefinite period.

We are a large consumer of electricity and other energy and, therefore, higher energy prices may have an adverse affect on our results of operations.

Accordingly, increases in energy costs, such as those experienced in 2007 and 2008, may have a negative impact on our operating results. Additionally, higher energy and gasoline prices may result in reduced visitation to our resorts and a reduction in our revenues.

Many of our customers travel by air. As a result, the cost and availability of air service and the impact of any events which disrupt air travel can affect our business.

We cannot control the number or frequency of flights into or out of Las Vegas, but we rely on air traffic for a significant portion or our visitors. Reductions in flights by major airlines, such as those implemented in 2008 as a result of higher fuel prices and lower demand, can impact the number of visitors to our resorts. Additionally, there is one principal interstate highway between Las Vegas and Southern California, where a large number of our customers reside. Capacity constraints of that highway or any other traffic disruptions may also affect the number of customers who visit our facilities.

Leisure and business travel, especially travel by air, are particularly susceptible to global geopolitical events, such as terrorist attacks or acts of war or hostility.

Global geopolitical events can create economic and political uncertainties that could adversely impact our business levels. Furthermore, although we have been able to purchase some insurance coverage for certain types of terrorist acts, insurance coverage against loss or business interruption resulting from war and some forms of terrorism continues to be unavailable.

Our CityCenter joint venture involves significant risks.

The development and ultimate operation of CityCenter is subject to unique risk given the scope of the development and financing requirements placed on us and our partner, Infinity World. If we or our partner are unable to meet our funding requirements or if CityCenter’s $1.8 billion senior secured credit facility is terminated for any reason, such event could cause the development of CityCenter to be delayed or suspended indefinitely. Such an event could have adverse financial consequences to us. In addition, the operation of a joint venture is subject to inherent risk due to the shared nature of the enterprise and the need to reach agreement of material matters.

Our joint venture in Macau S.A.R. involves significant risks.

The operation of MGM Grand Macau, 50% owned by us, is subject to unique risks, including risks related to: (a) Macau’s regulatory framework; (b) our ability to adapt to the different regulatory and gaming environment in Macau while remaining in compliance with the requirements of the gaming regulatory authorities in the jurisdictions in which we currently operate, as well as other applicable federal, state, or local laws in the United States and Macau; (c) potential political or economic instability; and (d) the extreme weather conditions in the region.

Furthermore, such operations in Macau or any future operations in which we may engage in any other foreign territories are subject to risk pertaining to international operations. These may include financial risks, such as foreign economy, adverse tax consequences, and inability to adequately enforce our rights. These may also include regulatory and political risks, such as foreign government regulations, general geopolitical risks such as political and economic instability, hostilities with neighboring counties, and changes in diplomatic and trade relationships.

Our plans for future construction can be affected by a number of factors, including time delays in obtaining necessary governmental permits and approvals and legal challenges.

We may make changes in project scope, budgets and schedules for competitive, aesthetic or other reasons, and these changes may also result from circumstances beyond our control. These circumstances include weather interference, shortages of materials and labor, work stoppages, labor disputes, unforeseen engineering, environmental or geological problems, and unanticipated cost increases. Any of these circumstances could give rise to delays or cost overruns. Major expansion projects at our existing resorts can also result in disruption of our business during the construction period.

A significant portion of our labor force is covered by collective bargaining agreements.

Approximately 30,000 of our 61,000 employees are covered by collective bargaining agreements. A prolonged dispute with the covered employees could have an adverse impact on our operations. In addition, wage and or benefit increases resulting from new labor agreements may be significant and could also have an adverse impact on our results of operations. The collective bargaining agreement covering approximately 4,000 employees at MGM Grand Las Vegas expired in 2008. We have signed an extension of such agreement and are currently negotiating a new agreement.

USE OF PROCEEDS

We plan to use the net proceeds from this offering of our common stock (approximately $960.1 million, or approximately $1,103.9 million if the over-allotment option is fully exercised, after giving effect to discounts, commissions and offering expenses), together with the net proceeds from the concurrent offering of the new senior secured notes (approximately $1,420.1 million after giving effect to discounts, commissions and offering expenses) to (i) repay a portion of the outstanding amount under our senior credit facility, including a permanent prepayment of $750 million from the net proceeds of the new senior secured notes; (ii) redeem all of the 7.25% Senior Debentures due 2017 of Mirage Resorts, Incorporated; (iii) purchase all of our 6.0% Senior Notes due 2009 and all of the 6.50% Senior Notes due 2009 of Mandalay Resort Group tendered in the pending tender offers; and (iv) for general corporate purposes.

The senior credit facility matures on October 3, 2011 and bore interest at 4.75% as of March 31, 2009. As of March 31, 2009, there was approximately $6.6 billion outstanding under the senior credit facility, $100 million of outstanding 7.25% senior debentures due 2017, $226.3 million of outstanding 6.5% senior notes due 2009, and $820.0 million of outstanding 6.0% senior notes due 2009.

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and ABN Amro Incorporated are joint lead arrangers for our senior credit facility, and affiliates of the underwriters are lenders under our senior credit facility. These affiliates will receive their respective share of repayment of amounts outstanding under the credit facility from the proceeds of this offering, which repayment is expected to constitute more than 10% of the proceeds of the offering.

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization as of March 31, 2009 on a historical basis and on an as adjusted basis to give effect to this offering (without giving effect to any over-allotment option that may be exercised), the private placement of the new senior notes, and the application of the proceeds therefrom as described in “Use of Proceeds.” The information presented in the table below should be read in conjunction with “Use of Proceeds” and “Summary Consolidated Financial Data” included elsewhere in this prospectus supplement as well as the consolidated historical financial statements and notes thereto incorporated in this prospectus supplement by reference.

	As of March 31, 2009
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents	$1,365.6	$1,365.6

Long-term debt (including current maturities)(1):
MGM MIRAGE:
Senior credit facility	$6,606.9	$5,348.5
New senior secured notes	—	1,459.1
6.00% senior notes due 2009, net(2)	820.6	—
8.50% senior notes due 2010, net	781.3	781.3
8.375% senior subordinated notes due 2011	400.0	400.0
6.75% senior notes due 2012	544.7	544.7
6.75% senior notes due 2013	484.2	484.2
13.00% senior secured notes due 2013, net	701.3	701.3
5.875% senior notes due 2014, net	507.4	507.4
6.625% senior notes due 2015, net	878.6	878.6
6.875% senior notes due 2016	242.9	242.9
7.50% senior notes due 2016	732.7	732.7
7.625% senior notes due 2017	743.0	743.0
Mirage Resorts, Incorporated:
7.25% senior debentures due 2017, net	85.8	—	(3)
Mandalay Resort Group:
6.50% senior notes due 2009, net(4)	226.6	—
9.375% senior subordinated notes due 2010, net	304.1	304.1
6.375% senior notes due 2011, net	129.3	129.3
7.625% senior subordinated debentures due 2013, net	153.8	153.8
Floating rate convertible senior debentures due 2033	8.5	8.5
7.00% debentures due 2036, net	0.6	0.6
6.70% debentures due 2096	4.3	4.3
Other notes	3.9	3.9

Total long-term debt (including current maturities)	14,360.5	13,428.2
Stockholders Equity:
Common stock, $.01 par value: authorized 600,000,000 shares; issued 369,334,372 shares; outstanding 276,557,345 shares; as adjusted issued and outstanding 419,557,345 shares	3.7	4.2
Capital in excess of par value	4,027.3	3,333.7
Treasury stock, at cost (92,777,027 shares; as adjusted — shares)	(3,356.0)	—
Retained earnings	3,470.3	1,739.7
Accumulated other comprehensive loss	(55.1)	(55.1)

Total stockholders’ equity	4,090.2	5,022.5

Total capitalization	$18,450.7	$18,450.7

(1)	All of the outstanding long-term debt identified in this table are the joint and several obligations of MGM MIRAGE and its subsidiary guarantors.

(2)	Assumes 100% of our senior notes dues 2009 are purchased in the tender offer. In the event less than 100% of our 6.0% senior notes are purchased in the tender offer, we will use the excess proceeds to repay revolving loans outstanding under our senior credit facility.

(3)	The 7.25% senior debentures due 2017 will be redeemed at a redemption price of approximately $1,295 per $1,000 of principal amount of such debentures.

(4)	Assumes 100% of the Mandalay Resort Group 6.50% senior notes due 2009 are purchased in the tender offer. In the event less than 100% of the Mandalay Resort Group 6.50% senior notes dues 2009 are purchased in the tender offer, we will use the excess proceeds to repay revolving loans outstanding under our senior credit facility.

REGULATION AND LICENSING

The gaming industry is highly regulated, and we must maintain our licenses and pay gaming taxes to continue our operations. Each of our casinos is subject to extensive regulation under the laws, rules and regulations of the jurisdiction where it is located. These laws, rules and regulations generally concern the responsibility, financial stability and character of the owners, managers, and persons with financial interest in the gaming operations. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

Nevada Government Regulation

The ownership and operation of our casino gaming facilities in Nevada are subject to the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the “Nevada Act”) and various local regulations. Our gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission (the “Nevada Commission”), the Nevada State Gaming Control Board (the “Nevada Board”) and various county and city licensing agencies (the “local authorities”). The Nevada Commission, the Nevada Board, and the local authorities are collectively referred to as the “Nevada Gaming Authorities.”

We, along with Mirage Resorts, Incorporated and Mandalay, are required to be registered by the Nevada Commission as publicly traded corporations (collectively, the “registered corporations”) and as such, each of us is required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information that the Nevada Commission may require. No person may become a stockholder or member of, or receive any percentage of profits from the licensed subsidiaries without first obtaining licenses and approvals from the Nevada Gaming Authorities. Additionally, local authorities have taken the position that they have the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming licensee. The registered corporations and the subsidiaries have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities in Nevada.

Any beneficial holder of our voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his or her suitability as a beneficial holder of the voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

The Nevada Act requires any person who acquires more than 5% of any class of our voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of any class of our voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an “institutional investor” as defined in the Nevada Act, which acquires more than 10% but not more than 15% of any class of our voting securities, may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only.

An institutional investor will be deemed to hold voting securities for investment purposes if it acquires and holds the voting securities in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our board of directors, any change in our corporate charter, bylaws, management, policies or operations or any of our gaming affiliates, or any other action that the Nevada Commission finds to be inconsistent with holding our voting securities for investment purposes only. Activities that are not deemed to be inconsistent with holding voting securities for investment purposes only include:

•	voting on all matters voted on by stockholders;

•	making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and

•	such other activities as the Nevada Commission may determine to be consistent with such investment intent.

If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of our common stock beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us or a licensed subsidiary, we or any of the licensed subsidiaries:

•	pays that person any dividend or interest upon any of our voting securities;

•	allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person,

•	pays remuneration in any form to that person for services rendered or otherwise, or

•	fails to pursue all lawful efforts to require such unsuitable person to relinquish his or her voting securities including if necessary, the immediate purchase of the voting securities for cash at fair market value.

We are required to maintain a current stock ledger in Nevada that may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require the registered corporations’ stock certificates to bear a legend indicating that such securities are subject to the Nevada Act. However, to date, the Nevada Commission has not imposed such a requirement on the registered corporations.

The registered corporations may not make a public offering of any securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for those purposes or for similar purposes. An approval, if given, does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful.

On July 26, 2007, the Nevada Commission granted the registered corporations prior approval to make public offerings for a period of two years, subject to certain conditions (the “shelf approval”). The shelf approval also includes approval for the registered corporations to place restrictions on the transfer of any equity security issued by the licensed subsidiaries and to enter into agreements not to encumber such securities, pursuant to any public offering made under the shelf approval. However, the shelf approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. The shelf approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or other disclosure document by which securities are offered or the investment merits of the securities offered. Any representation to the contrary is unlawful. This offering of shares of common stock is being made under the shelf approval. We received a similar three-year approval from the Mississippi Gaming Commission effective June 23, 2006. We anticipate the waiver to be renewed for an additional three-year term effective June 23, 2009. This offering will be made pursuant to such approvals. These prior approvals do not constitute a finding, recommendation or approval by the Nevada Gaming Commission, the Nevada Gaming Control Board or the Mississippi Gaming Commission as to the accuracy or adequacy of this offering memorandum, or the investment merits of the notes. Any representation to the contrary is unlawful.

Changes in control of the registered corporations through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he or she obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a registered corporation must satisfy the Nevada Board and the Nevada Commission concerning a variety of stringent standards prior to assuming control of the registered corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defensive tactics affecting Nevada gaming licensees, and registered corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to:

•	assure the financial stability of corporate gaming operators and their affiliates;

•	preserve the beneficial aspects of conducting business in the corporate form; and

•	promote a neutral environment for the orderly governance of corporate affairs.

Approvals are, in certain circumstances, required from the Nevada Commission before we can make exceptional repurchases of voting securities above the current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by a registered corporation’s board of directors in response to a tender offer made directly to the registered corporation’s stockholders for the purpose of acquiring control of that corporation.

Our businesses are subject to various federal, state and local laws and regulations in addition to gaming regulations. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, employees, currency transactions, taxation, zoning and building codes, and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our operating results.

Illinois Government Regulation

In addition, on May 7, 2009, Illinois Speaker of the House Michael Madigan introduced HB4450, which if it becomes law will create the Officials and Employees Termination Act of 2009. The current form of this bill provides that many Illinois employees and governmental officials, including each of the Illinois Board’s members and its senior staff, will be terminated from their positions upon the enactment of such Act. Although HB4450 does not prevent these individuals from being re-appointed to or employed in their former positions, there can be no assurance this will occur. If HB4450 becomes law and some or all of the current Illinois Board members and senior staff are not re-appointed or re-hired, Grand Victoria may be negatively impacted for a variety of reasons, including potential inexperience of any new Illinois Board members and senior staff, delays in considering new or existing matters before the Illinois Board, or the Illinois Board’s inability to take action if it cannot achieve a quorum. The Illinois General Assembly is expected to consider HB4450 prior to its scheduled adjournment on May 31, 2009.

A more detailed description of the regulations to which we are subject is contained in Exhibit 99.2 to the Annual Report on Form 10-K for the year ending December 31, 2008.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “MGM” — formerly our stock trading symbol was “MGG.” The following table sets forth, for the calendar quarters indicated, the high and low sale prices of our common stock on the New York Stock Exchange Composite Tape.

	2009				2008		2007
	High		Low		High	Low	High	Low

First quarter	$16.89		$1.81		$84.92	$57.26	$75.28	$56.40
Second quarter	13.73	(1)	2.34	(1)	62.90	33.00	87.38	61.17
Third quarter	N/A		N/A		38.49	21.65	91.15	63.33
Fourth quarter	N/A		N/A		27.70	8.00	100.50	80.50

(1)	Through May 13, 2009.

UNDERWRITING

We intend to offer the shares of common stock through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the representative of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated	28,600,000
Deutsche Bank Securities Inc.	20,020,000
J.P. Morgan Securities Inc.	20,020,000
Morgan Stanley & Co. Incorporated	20,020,000
UBS Securities LLC	20,020,000
ABN AMRO Incorporated	8,580,000
BNP Paribas Securities Corp.	8,580,000
Daiwa Securities America Inc.	8,580,000
Barclays Capital Inc.	2,860,000
Citigroup Global Markets Inc.	2,860,000
Wachovia Capital Markets, LLC	2,860,000

Total	143,000,000

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.17 per share. After the initial public offering, the public offering price and concession may be changed.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$7.0000	$1,001,000,000	$1,151,150,000
Underwriting discount(1)	$0.2975	$38,288,250	$44,669,625
Proceeds, before expenses, to us	$6.7025	$962,711,750	$1,106,480,375

(1)	We have directed the underwriters to reserve up to 14.3 million shares of common stock for sale to Tracinda Corporation which, as of May 11, 2009, beneficially owned approximately 149 million shares, or approximately 54%, of the then outstanding shares of our common stock. No underwriting discount will apply with respect to such shares.

The expenses of the offering, not including the underwriting discount, are estimated at $2,625,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 21.45 million shares of additional common stock at the public offering price on the cover page of this prospectus supplement less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and our executive officers and directors and certain of our existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 60 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, other than pursuant to customary exceptions, we and these other individuals have agreed not to directly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

The shares are listed on the New York Stock Exchange under the symbol “MGM.”

FINRA Regulations

We will be using substantially all of the net proceeds to repay amounts outstanding under our credit facility, in which certain of the underwriters participating in this offering are lenders. Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the Financial Industry Regulatory Authority (“FINRA”) participating in the offering, the offering will be conducted in accordance with applicable requirements of Rule 5110(h)(1) and NASD Conduct Rule 2720 of FINRA. Because a bona fide independent market exists for our common stock, FINRA does not require that we use a qualified independent underwriter for this offering, and compliance with these rules only requires the disclosure set forth in this paragraph.

Price Stabilization and Short Positions

Until the distribution of the shares is completed, the rules of the Securities and Exchange Commission may limit underwriter and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with this offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the representative may reduce that short position by purchasing shares in the open market. The representative may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of our common stock to stabilize its price or to reduce a short position may cause the price of our common stock to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail. Certain of the underwriters may facilitate internet distribution for this offering to certain of their respective internet subscription customers. In addition, certain of the underwriters may allocate a limited number of shares for sale to their respective online brokerage customers. An electronic prospectus supplement and the accompanying prospectus will be made available on the internet website maintained by any such underwriter. Other than this prospectus supplement and the accompanying prospectus in electronic format, the information on any such internet website is not part of this prospectus supplement or the accompanying prospectus.

Other Relationships

Certain of the underwriters and their respective affiliates have provided, from time to time, and in the future may provide, certain commercial banking, investment banking and financial advisory services to us and our affiliates, for which they have received, and in the future will receive, customary fees. In addition, some of the underwriters and their affiliates may have owned, currently own or may own, equity or equity-like securities of us. Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and ABN Amro Incorporated are joint lead arranger for our senior credit facility, and affiliates of the underwriters are lenders under our senior credit facility. These affiliates will receive their respective share of repayment of amounts outstanding under the credit facility from the proceeds of this offering, which repayment is expected to constitute more than 10% of the proceeds of the offering. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender to Tracinda Corporation, one of our principal shareholders, and holds a pledge of our shares owned by Tracinda Corporation. From time to time, the underwriters or their affiliates have acted as lenders or provided investment banking and advisory services to our joint ventures, including CityCenter.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the shares where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus supplement, the accompanying prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell the shares offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

European Economic Area/United Kingdom

In relation to each Member State of the European Economic Area (“EEA”) which has implemented the Prospectus Directive, as defined below (each, a “Relevant Member State”), an offer to the public of any shares which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of the shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)  by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors,” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)  in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of the shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer within the EEA of the shares which are the subject of the offering contemplated in this prospectus supplement should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, or will authorize, the making of any offer of the shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of the shares contemplated in this prospectus supplement.

For the purposes of this provision and the buyer’s representation below, the expression “an offer to the public” in relation to the shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any of the shares which are the subject of the offering contemplated by this prospectus supplement under, the offers contemplated in this prospectus supplement will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

(a)  it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)  in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors”, as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Switzerland

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus supplement (the “Shares”) do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The Shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The Shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by the Issuer from time to time.

This document as well as any other material relating to the Shares is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Dubai International Financial Centre

This prospectus supplement and the accompanying prospectus relate to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. It is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus supplement may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement or the accompanying prospectus, you should consult an authorized financial adviser.

Hong Kong

The common stock may not be offered or sold by means of any document other than (a) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (b) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (c) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common stock that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, as amended (the “FIEL”), and each underwriter has agreed that it will not offer or sell any common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan or Japanese corporation, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

Neither this prospectus supplement nor the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”), (b) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the common stock are subscribed or purchased under Section 275 by a relevant person that is (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the common stock under Section 275 except (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, (2) where no consideration is given for the transfer or (3) by operation of law.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX
CONSIDERATIONS TO NON-U.S. HOLDERS

The following summary is a description of certain United States federal income and estate tax consequences relating to the purchase, ownership and disposition of our common stock to non-U.S. holders. The discussion is for general information only and does not consider all aspects of federal income and estate taxation that may be relevant to the purchase, ownership and disposition of our common stock by a non-U.S. holder in light of such holder’s personal circumstances. In particular, this discussion does not address the federal income tax consequences of ownership of our common stock by investors that do not hold the stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), or the federal income tax consequences to holders subject to special treatment under the federal income tax laws, such as:

•	dealers in securities or foreign currency;

•	tax-exempt investors;

•	partnerships or other pass-through entities and investors in such entities;

•	United States expatriates;

•	regulated investment companies, banks, thrifts, insurance companies or other financial institutions;

•	persons that hold the common stock as a position in a straddle or as part of a synthetic security or hedge, conversion transaction or other integrated investment;

•	investors that have a functional currency other than the U.S. dollar;

•	persons subject to U.S. federal alternative minimum tax; and

•	investor that are “controlled foreign corporations” or “passive foreign investment companies.

Holders subject to the special circumstances described above may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not include any non-U.S. income or estate tax laws or state and local tax laws that may be applicable to a particular holder and does not consider any aspects of U.S. federal gift tax law.

Except as otherwise modified for United States federal estate tax purposes, you are a “non-U.S. holder” of our common stock if you are a beneficial owner of the stock and are not, for United States federal income tax purposes:

• an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) organized or created in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust (i) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (ii) that has a valid election in place to be treated as a United States person.

The treatment of a partner in a partnership (or other entity treated as a partnership for United States federal income tax purposes) that holds our common stock generally will depend on the status and tax situs of the partner and the activities of the partnership. Partners of partnerships considering the purchase of our common stock should consult their independent tax advisors.

This summary is based upon the Code, existing and proposed federal income tax regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect as of the date hereof, and all of which are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion. There can be no assurance that the Internal Revenue Service (the “IRS”)

will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences or purchasing, owning or disposing of our common stock. Any such change may adversely affect a non-U.S. holder.

If you are considering the purchase of our common stock, you should consult an independent tax advisor regarding the application of United States federal income tax laws, as well as other federal tax laws and the laws of any state, local or foreign taxing jurisdiction, to your particular situation.

Dividend Distributions

Any distributions with respect to the shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty, provided that such dividends are not effectively connected with the non-U.S. holder’s conduct of trade or business in the U.S. Distributions in excess of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) will first constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock (determined on a share by share basis), and thereafter will be treated as gain realized on the sale or other disposition of our common stock as described under “Sale, Exchange, Redemption or Other Disposition of Stock” below.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and disclosure requirements. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, the holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with the conduct of a trade or business within the United States are not subject U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates, unless an applicable income tax treaty provides otherwise. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. A foreign corporation may be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty on its effectively connected earnings and profits attributable to such dividends.

Sale, Exchange, Redemption or Other Disposition of Stock

Any gain realized by a non-U.S. holder upon the sale, exchange or other taxable disposition of shares of common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with the conduct of a trade or business in the United States;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. If such non-U.S. holder is a foreign corporation, it may also be subject to a branch profits tax (at a 30% rate or a lower rate if so specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain. A non-U.S. holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States.

It is unclear whether we are currently a “United States real property holding corporation” for United States federal income tax purposes or we will become one in the future. However, even if we are a “United

States real property holding corporation,” so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock (a “greater-than- five percent shareholder”) will be subject to U.S. federal income tax on the disposition of our common stock.

If the third bulletin point above applies, a greater-than- five percent shareholder will be subject to U.S. federal income tax on the net gain in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of dividends or other distributions we pay to you on shares of our common stock and the amount of tax we withhold on these distributions. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding tax on dividends the holder receives on shares of our common stock if the holder provides proper certification (usually on an IRS Form W-8BEN) of the holder’s status as a non-United States person or other exempt status.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, information reporting will apply if a non-U.S. holder sells shares of our common stock outside the United States through a United States broker or a foreign broker with certain U.S. connections. If a sale or other disposition is made through a U.S. office of any broker, the broker will be required to report the amount of proceeds paid to the non-U.S. holder to the IRS and also backup withhold on that amount unless the non-U.S. holder provides appropriate certification (usually on an IRS Form W-8BEN) to the broker of the holder’s status as a non-United States person or other exempt status.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

Federal Estate Tax

Individual non-U.S. holders (as specifically defined for United States federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for United States federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty, our common stock will be treated as U.S. situs property subject to United States federal estate tax.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Glaser, Weil, Fink, Jacobs, Howard & Shapiro, LLP, Los Angeles, California and Las Vegas, Nevada. Certain attorneys in that firm beneficially own an aggregate of approximately 11,530 shares of our common stock. Certain matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel llp, New York, New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audited consolidated financial statements and schedule of MGM MIRAGE as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, and the effectiveness of MGM MIRAGE’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated by reference herein, which reports (1) express an unqualified opinion and include (a) an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern; and (b) an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109), and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). You may read and copy, at prescribed rates, any document we have filed at the Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference room. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You also may read and copy reports and other information filed by us at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We previously filed a registration statement and related exhibits on Form S-3 with the Commission on May 9, 2006 under the Securities Act of 1933, as amended. The registration statement contains additional information about us and our securities. You may inspect the registration statement and its exhibits without charge at the office of the Commission at Station Place, 100 F Street N.E., Washington, D.C. 20549, and obtain copies, at prescribed rates, from the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Commission allows us to “incorporate by reference” information filed with it, which means that we can disclose important information to you by referring you to the documents containing such information. The information incorporated by reference is an important part of this prospectus supplement, and information filed later by us with the Commission will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the Commission by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (except any portions of such filings that are not deemed to be filed under such sections):

•	Our Annual Report on Form 10-K for the year ended December 31, 2008, as amended by Form 10-K/A filed on April 24, 2009;

•	Our Current Reports on Form 8-K filed on January 7, 2009, January 9, 2009, February 27, 2009, March 17, 2009, March 18, 2009, March 25, 2009, April 1, 2009, April 6, 2009; April 10, 2009 (as amended by Form 8-K/A filed on May 1, 2009); April 15, 2009; May 5, 2009; May 6, 2009; May 13, 2009; and May 14, 2009;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009; and

•	The amended and restated description of our common stock contained in our Registration Statement on Form 8-A/A filed on May 11, 2005.

All documents and reports filed by us pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement are deemed to be incorporated by reference in this prospectus supplement from the date of filing of such documents or reports, except as to any portion of any future annual or quarterly reports or proxy statements which is not deemed to be filed under those sections. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that any statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Any person receiving a copy of this prospectus supplement may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference except for the exhibits to such documents (other than the exhibits expressly incorporated in such documents by reference). Requests should be directed to: Gary N. Jacobs, Executive Vice President, General Counsel and Secretary, MGM MIRAGE, 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109; telephone number: (702) 693-7120. A copy will be provided by first class mail or other equally prompt means within one business day after receipt of your request.

Prospectus

MGM MIRAGE
Common Stock
Debt Securities
Guarantees
Warrants
Units
Rights to Purchase Common Stock
Securities Purchase Contracts

We may, from time to time, offer to sell shares of our common stock, par value $0.01 per share, debt securities, which may be senior, senior subordinated or subordinated and which may be convertible into shares of our common stock or other debt securities, warrants, rights to purchase common stock or securities purchase contracts. This prospectus also covers guarantees, if any, of our obligations under any debt securities, which may be given by one or more of our subsidiaries. Our common stock is listed and traded on the New York Stock Exchange under the symbol “MGM.”

We may offer the securities separately or as units, in separate series or classes and in amounts, at prices and on terms to be described in one or more supplements to this prospectus as well as the documents incorporated or deemed to be incorporated by reference in this prospectus. We will describe in a prospectus supplement, which must accompany this prospectus, the securities we are offering and selling, as well as the specifications of the securities.

This prospectus describes only some of the general terms that may apply to these securities. The specific terms of any securities to be offered, and any other information relating to a specific offering, will be set forth in a supplement to this prospectus, in other offering material related to the securities or in one or more documents incorporated or deemed to be incorporated by reference in this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus and any prospectus supplement, carefully before you invest.

We or any selling security holder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

Our principal executive offices are located at 3600 Las Vegas Boulevard South, Las Vegas, Nevada, 89109. Our telephone number is (702) 693-7120.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

None of the Nevada Gaming Commission, the Nevada Gaming Control Board, the New Jersey Casino Control Commission, the New Jersey Division of Gaming Enforcement, the Michigan Gaming Control Board, the Mississippi Gaming Commission, the Illinois Gaming Board nor any other gaming authority has passed upon the accuracy or adequacy of this prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful. The Attorney General of the State of New York has not passed upon or endorsed the merits of this offering. Any representation to the contrary is unlawful.

The date of this prospectus is May 1, 2009.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the “Commission,” using a “shelf” registration process. Under the shelf registration process, we may sell any combination of the securities registered in one or more offerings. In addition, selling security holders may sell securities under our shelf registration statement. This prospectus provides you with only a general description of the securities we or any selling security holder may offer. Each time we or any selling security holders sell securities, we will provide a prospectus supplement and may provide other offering materials that will contain specific information about the terms of that offering. The prospectus supplement or other offering materials may also add, update or change information contained in this prospectus or in documents we have incorporated by reference into this prospectus. You should read both this prospectus and any prospectus supplement or other offering materials, together with the additional information described under the headings “Where You Can Find Additional Information” and “Incorporation of Information by Reference.”

This prospectus, and any accompanying prospectus supplement or other offering materials, do not contain all of the information included in the registration statement, as permitted by the rules and regulations of the Commission. For further information, we refer you to the full registration statement on Form S-3, of which this prospectus is a part, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and, therefore, file reports and other information with the Commission. Statements contained in this prospectus and any accompanying prospectus supplement or other offering materials about the provisions or contents of any agreement or other document are only summaries. If an agreement or document is filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. You should not assume that the information in this prospectus, any prospectus supplement or any other offering materials is accurate as of any date other than the date on the front of each document.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Commission. You can read and copy any document we file at the Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 to obtain information on the operation of the public reference room. Our Commission filings are also available over the Internet at the Commission’s web site at www.sec.gov. Our common stock is listed and traded on the New York Stock Exchange, or the “NYSE.” You can also inspect the information we file with the Commission at the NYSE’s offices at 20 Broad Street, New York, New York 10005. Our internet address is www.mgmmirage.com. However, unless otherwise specifically set forth herein, the information on our internet site is not a part of this prospectus or any accompanying prospectus supplement.

INCORPORATION OF INFORMATION BY REFERENCE

The Commission allows us to “incorporate by reference” into this prospectus the information that we file with the Commission. This means that we can disclose important business and financial information to you by referring you to information and documents that we have filed with the Commission. Any information that we refer to in this manner is considered part of this prospectus. Any information that we file with the Commission after the date of this prospectus will automatically update and supersede the corresponding information contained in this prospectus or in documents filed earlier with the Commission.

We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Commission on March 17, 2009, as amended by Form 10-K/A filed with the Commission on April 24, 2009;

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•	Our Current Reports on Form 8-K filed with the Commission on January 7, 2009, January 9, 2009, February 27, 2009, March 17, 2009, March 18, 2009, March 25, 2009, April 1, 2009, April 6, 2009; April 10, 2009; and April 15, 2009.

•	The description of our common stock contained in our Registration Statement on Form 8-A/A filed with the Commission on May 11, 2005.

We are also incorporating by reference any future filings that we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering. In no event, however, will any of the information that we disclose under Items 2.02 and 7.01 of any Current Report on Form 8-K that we may from time to time furnish with the Commission be incorporated by reference into, or otherwise included in, this prospectus. Each document referred to above is available over the Internet on the Commission’s website at www.sec.gov, and on our website at www.mgmmirage.com. You may also request a free copy of any documents referred to above, including exhibits specifically incorporated by reference in those documents, by contacting us at the following address and telephone number:

Gary N. Jacobs
Executive Vice President, General Counsel and Secretary
MGM MIRAGE
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109
(702) 693-7120

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USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we expect to use the net proceeds from the sale of the securities for general corporate purposes, which may include reducing our outstanding indebtedness, increasing our working capital, acquisitions and capital expenditures, subject to the terms of our senior credit facility. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the applicable prospectus supplement or other offering material relating to such offering. If the net proceeds from a specific offering will be used to repay indebtedness, the applicable prospectus supplement or other offering material will describe the relevant terms of the debt to be repaid.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	For the Years Ended December 31,
	2004		2005		2006		2007		2008

Ratio of Earnings to Fixed Charges	2.21	x	1.89	x	1.96	x	3.16	x	(1)

(1)	Earnings were inadequate to cover fixed charges of $795 million for the fiscal year ended December 31, 2008.

Earnings consist of income from continuing operations before income taxes and fixed charges, adjusted to exclude capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discounts, premiums and issuance costs.

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DESCRIPTION OF SECURITIES

We will set forth in the applicable prospectus supplement a description of the debt securities, guarantees of debt securities, common stock, warrants, units, rights to purchase common stock and securities purchase contracts that may be offered under this prospectus.

Debt securities will be governed by and issued under one or more indentures between us and U.S. Bank National Association, as trustee, or another trustee named in the prospectus supplement. Unless we specify otherwise in the applicable prospectus supplement, the Indenture is a contract between us, as obligor, U.S. Bank National Association, as trustee, or another trustee chosen by us and qualified to act under the Trust Indenture Act of 1939, and any of our subsidiaries which guarantee our obligations under the Indenture. A copy of the form of Indenture is filed as an exhibit to the registration statement of which this prospectus is a part. Any supplemental Indenture relating to the Indenture will be filed in the future with the Commission. See “Where You Can Find Additional Information” for information on how to obtain a copy.

LEGAL MATTERS

Certain legal matters with respect to securities offered hereby will be passed upon for us by Glaser, Weil, Fink, Jacobs, Howard & Shapiro, LLP, Los Angeles, California, and for any selling security holder, by the counsel named in the applicable prospectus supplement. Any underwriters or agents will be represented by their own legal counsel, who will be identified in the applicable prospectus supplement.

Attorneys in Glaser, Weil, Fink, Jacobs, Howard & Shapiro, LLP providing services to MGM MIRAGE in connection with this prospectus beneficially own an aggregate of approximately 11,530 shares of our common stock.

EXPERTS

The audited consolidated financial statements and schedule of MGM MIRAGE as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which express an unqualified opinion and include (a) an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern; and (b) an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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143,000,000 Shares

MGM MIRAGE

Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Deutsche Bank Securities

J.P.Morgan

Morgan Stanley

UBS Investment Bank

ABN AMRO Incorporated

BNP PARIBAS

Daiwa Securities America Inc.

Barclays Capital

Citi

Wachovia Securities

May 13, 2009